Gruma, S.A.B. de C. V.

March 29, 2010

Mr. Mark C. Shannon

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:          Gruma, S.A.B. de C.V. (“Gruma”)
Form 20-F for the Fiscal Year Ended December 31, 2008

File No. 001-14852

Dear Mr. Shannon:

Set forth below is Gruma’s response to your letter dated March 5, 2010 relating to Gruma’s Form 20-F for the year ended December 31, 2008 (the “Form 20-F”).  Gruma believes that it has replied to your comment in full. As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.

Capitalized terms used in the response set forth below and not otherwise defined herein have the meanings set forth in the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2008

Note 2. Significant Accounting Polices, page F-10

L) Impairment of Long-Lived Assets, page F-15

We have considered your response to prior comment number one indicating that for U.S. GAAP reconciliation purposes, an “impairment loss is measured as the difference between the carrying amount and the “recoverable amount” used for Mexican FRS since the determination of this “recoverable amount” is not materially different from how fair value is determined pursuant to FAS No. 144.”  Based on the definition you provided of “recoverable amount,” we are unable to agree with your conclusion at this time that the methodology you would use to calculate an impairment loss of your long-lived assets under Mexican FRS would not materially differ from the impairment testing model contemplated by paragraph 7 of FAS 144 [FASB ASC Topic 360-10-35-17].  In this regard, the ‘fair value less cost to sell’ concept in determining the “recoverable amount” is not contemplated by paragraph 9 of FAS 157 [FASB ASC Topic 820-10-35-7], which indicates that transaction costs should not be used to adjust fair value.  We also note the ‘value in use’ concept you describe uses a discounted cash flow model, rather than an undiscounted model, as contemplated by paragraph 7 of FAS 144.  Based on these differences, we are unable to agree with your conclusion that calculating an impairment loss under Mexican FRS would not result in a materially different result under U.S. GAAP under all circumstances.  So that we may better understand your position, please provide us with a summary impairment analysis, for each of the fiscal years presented, that has been determined in accordance with Mexican FRS as compared with an impairment analysis determined in accordance with U.S. GAAP.

We acknowledge that there are technical accounting differences between Mexican FRS and U.S. GAAP for the recognition and measurement of impairment for long-lived assets that could result in differences in the impairments recognized.  However, due to specific facts and circumstances in respect of the impairments recognized by Gruma, these technical differences do not normally result in reconciliation adjustments that are required to be reported in order to comply with Item 17 (c) (ii) and/or (iii) of Form 20-F.

We employ the following methodology to comply with both Mexican FRS and US GAAP (amounts reflected are provided solely as an example):

Step No.	Procedure	Mexican FRS	US GAAP
1	Carrying Value of asset group set forth below	1,200	1,200
2	Determine undiscounted estimated future cash flows of asset group We estimate the future undiscounted cash flows	N/A	1,000

	directly associated with and that are expected to be derived from use and disposition of the asset group(1)
3	Determine the discounted estimated cash flows of asset (i.e. “value in use” for Mexican FRS purposes) We use the same cash flows as described in step 2 above using an appropriate discount rate.	450	N/A
4	Determine the Fair Value of the asset group based on independent appraisals	590	590
5

Determine Recoverable Value as the greater of “Value in Use” under Mexican FRS (step 3 above) and Fair Value less cost to sell the asset group (expected to be insignificant)

Although Mexican FRS requires the reduction of such Fair Value by the cost to sell the assets, we are not adjusting the fair value since we consider any incremental costs directly attributable to the disposal of these assets to be immaterial. We believe that in the event we sell these plants, the acquirer would be a competitor who would buy the entire plant (land, machinery, etc.); consequently, there would be insignificant costs associated with dismantling, transporting or rebuilding the assets. In addition, we do not expect to use third party selling agents and therefore there would be no sale commission costs.

		590	N/A
6	Determine Impairment Loss under Mexican FRS as the excess of Carrying Value over Recoverable Value	(610)	N/A
7	Determine Impairment Loss under US GAAP as the excess of Carrying Value over Fair Value (excluding cost to sell)	N/A	(610)
	Difference in impairment Loss amounts between Mexican FRS and US GAAP	N/A	N/A

(1) Under US GAAP, in the event that the undiscounted cash flows as determined in Step 2 exceed the asset group carrying amount as determined in Step 1, the steps which follow would not be applicable and no impairment charge would be recognized.

During the last three years, impairment losses have been recognized mainly due to: (a) operating losses in wheat flour plants in Mexico, (b) operating losses in corn flour plants in Venezuela, (c) operating losses in tortilla plants in Mexico and (d) retirement of long lived assets.  In the table below, we provide a summary impairment analysis for each of the fiscal years presented that has been determined in accordance with Mexican FRS as compared with an impairment analysis determined in accordance with U.S. GAAP.

Gruma, S.A.B. de C.V. and Subsidiaries

Summary Impairment Analysis

Amounts in thousands of pesos

	MEXICAN FRS					US-GAAP
						Step 1		Step 2
		Value in	Recoverable		Impairment	Undiscounted				Impairment
Segment	Fair Value	Use	Amount	Book Value	Loss	Cash Flows	Book Value	Fair value	Book Value	Loss
2006

Wheat flour plants (Mexico)	779,532	511,650	779,532	1,101,385	-321,853	733,336	1,101,385	779,532	1,101,385	-321,853
Corn flour plants (Venezuela) (2)	108,678	—	108,678	180,448	-71,770	—	180,448	108,678	180,448	-71,770
Offices building held for sale	17,003	N/A	17,003	48,475	-31,471	N/A	N/A	17,003	48,475	-31,472
Other assets (1)				34,611	-34,611				20,964	-20,964
Total 2006			905,213	1,364,919	-459,705				1,351,272	-446,059
Total restated impairment loss 2006					-488,935					-474,121

2007

Other assets (1)				140,049	-140,049				119,211	-119,211
Total 2007				140,049	-140,049				119,211	-119,211

2008
Tortilla plants (Mexico) (2)	158,207	—	158,207	176,271	-18,064	—	176,271	158,207	176,271	-18,064
Other assets (1)				28,787	-28,787				10,453	-10,453
Total 2008			158,207	205,058	-46,851				186,724	-28,517

(1) Other assets are mainly comprised of:

a)             minor assets that were retired from operations (disposed assets); therefore, their expected cash flows are zero and we are writing off their book value under Mexican FRS and U.S. GAAP; and

b)             idle assets that were not depreciated.  Under U.S. GAAP no impairment was recognized given that the depreciation of these assets had not ceased; consequently, the carrying value under U.S. GAAP was lower than under Mexican FRS and the impairment loss for these assets recognized under Mexican FRS purposes was reversed.

(2) As a result of operating losses arising from certain corn flour plants in Venezuela (due to the current economic and political situation in Venezuela) and certain tortilla plants in Mexico, we are estimating cash flows as zero in the foreseeable future.  We continue operating these plants for our strategic purposes.  For these assets we obtained a fair value appraisal from an independent third party in order to perform our impairment analysis.

*      *      *

As requested, Gruma acknowledges the following:

Gruma is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Gruma may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

*      *      *

Gruma would appreciate receiving any further questions or comments that the Staff may have regarding this letter at the Staff’s earliest convenience. You should contact the undersigned at 011-5255-9177-0423 or Michael L. Fitzgerald at (212) 530-5224 of Milbank, Tweed, Hadley & McCloy LLP.

Sincerely yours,

/s/ Raul Alonso Pelaez Cano
Name: Raul Alonso Pelaez Cano
Title: Chief Financial Officer
Gruma, S.A.B. de C.V.